KW 3/7/14

14046226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53139

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2014 WASHINGTON DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPR Investments, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Waterway Court
(No. and Street)

The Woodlands, (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tristan P. Renz 281-681-1640 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name)*

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/11/14

OATH OR AFFIRMATION

I, Tristan Renz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPR Investments, LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Tristan P. Renz, CCO

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2015

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
TPR Investments, L.P.

We have audited the accompanying financial statements of TPR Investments, L.P. (the Partnership), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPR Investments, L.P. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 21, 2014

TPR Investments, L.P.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Cash and cash equivalents	$	1,327,116
Deposits with clearing broker/dealer		101,949
Investments in contracts, at fair value		182,805
Property and equipment, net of accumulated depreciation of $374,785		271,226
Other assets		1,859
Total assets	$	1,884,955
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$	535
Total liabilities		535
Partners' capital		1,884,420
Total liabilities and partners' capital	$	1,884,955

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF OPERATIONS
Year ended December 31, 2013

Revenues	
Trading profits	$ 498
Dividend and interest income	178
Total revenues	676
Expenses	
Clearing costs	6,428
Depreciation	15,834
Insurance	2,468
Legal and professional fees	7,110
Property taxes	14,624
Regulatory fees	2,200
Subscriptions	8,456
Other	5,149
Total expenses	62,269
Net loss before other gain and income taxes	(61,593)
Other Gain	
Unrealized gain on investments in contracts	59,211
Net loss before income taxes	(2,382)
Income taxes - state	-
Net loss	$ (2,382)

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year ended December 31, 2013

	Limited partner 99.99%	General partner 0.01%	Total
Partners' capital at December 31, 2012	$ 1,882,684	$ 4,118	$ 1,886,802
Net loss	(2,380)	(2)	(2,382)
Partners' capital at December 31, 2013	$ 1,880,304	$ 4,116	$ 1,884,420

See notes to financial statements.

TPR Investments, L.P.

STATEMENT OF CASH FLOWS
Year ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(2,382)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		15,834
Unrealized gain on investments in contracts		(59,211)
Change in assets and liabilities		
Increase in deposits with clearing broker/dealer		(5)
Increase in other assets		(356)
Decrease in accounts payable and accrued expenses		(195)
Net cash used in operating activities		(46,315)
Cash and cash equivalents, beginning of year		1,373,431
Cash and cash equivalents, end of year	$	1,373,431
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See notes to financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

TPR Investments, L.P. (the Partnership) was formed in November 2000 as a Texas limited partnership. The Partnership's operations consist of providing investment services in fixed-income securities primarily to U.S. financial institutions which administer float forward contracts that are owned by the Partnership. The Partnership is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership will continue in existence until December 31, 2050, unless earlier dissolved under the Partnership Agreement (the Agreement).

The Partnership operates pursuant to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Partnership is managed by TPR Management Company, LLC, its general partner (General Partner). The General Partner receives no compensation for its management services. Tristan P. Renz is the managing and sole member of the General Partner as well as the Limited Partner. Tristan P. Renz is active in the day to day operations of the partnership. He receives no compensation but does take periodic distributions from the partnership.

Partnership profits, losses, and other items are allocated among the Partners in accordance with their Sharing Ratios, as defined in the Agreement.

1. Basis of Accounting

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

2. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Investments in Contracts

Investments in contracts are recorded at their estimated fair value, as described in Note C. Investments in contracts consist of investment contracts which give the Partnership reinvestment rights of particular government security portfolios (Float Forward Contracts). The increase or decrease in fair value primarily relates to changes in interest rates and contract maturities, and is credited to or charged to operations.

5. Property and equipment

Property and equipment is stated at cost less accumulated depreciation and includes furniture and fixtures, computer equipment and software, office equipment, and building. Depreciation of property and equipment is provided using the straight-line method based on estimated useful lives of 3 to 27 ½ years.

6. Trading profits

Trading profits and the related expenses are recorded on a trade date basis as securities transactions occur. Revenue from trading profits is primarily recognized from the buying and selling of governmental securities from the reinvestment rights of investments in contracts.

7. Income Taxes

Taxable income or loss of the Partnership is includible in the income tax returns of the Partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. At December 31, 2013, open federal tax years subject to examination include the tax years ended December 31, 2010 to December 31, 2012. The Partnership is subject to Texas state tax.

NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Partnership has adopted authoritative fair valuation accounting standards which establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. These standards require additional disclosures about the various inputs and valuation techniques used to develop the measurements of fair value and a discussion in changes in valuation techniques and related inputs during the period and expanded disclosure of valuation levels for major security types. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted upadjusted prices for identical instruments in active markets to which the Partnership has access at the date of measurement.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances where prices vary substantially over time or among brokered market makers.

Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Partnership's own assumptions that market participants would use to price the asset or liability based on the best information available.

NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

Following is a description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis.

The Partnership's investments in contracts are carried at fair value. The investments in contracts consist of Float Forward Contracts which give the Partnership reinvestment rights of particular government portfolios and are categorized as level 3 of the fair value hierarchy. Fair value of the investments in contracts has been measured based on the present value of the estimated future float reinvestment earnings. Estimated future float reinvestment earnings are calculated using the future available amounts of reinvestment rights at the estimated one-month forward Treasury bill rate over the period of time available to the Partnership to reinvest. The estimated fair value fluctuates primarily based on Treasury bill interest rates.

The present value of the estimated future float reinvestment earnings broken down by years to maturity is as follows:

Years to maturity	Amount
0-2	$ 2,414
3-5	61,574
6-10	118,817
Total investments in contracts	$ 182,805

The following table summarizes the valuation of the Partnership's investments by the fair value hierarchy levels as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Assets				
Investment in contracts - December 31, 2012	$ -	$ -	$ 123,594	$ 123,594
Unrealized gain on investments in contracts - 2013	-	-	59,211	59,211
Investment in contracts - December 31, 2013	$ -	$ -	$ 182,805	$ 182,805

The unrealized gain on investments in contracts is recognized in the accompanying statement of operations as other gain. Transfers between levels are recognized at the end of the reporting period. There were no transfers into or out of level 3.

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 are summarized as follows:

	Cost	Useful Life
Furniture and fixtures	$ 64,979	5 - 7 years
Computer equipment and software	163,122	3 years
Office equipment	6,606	5 years
Building	411,304	27.5 years
	646,011	
Less accumulated depreciation	(374,785)	
	$ 271,226	

Depreciation expense for the year was $15,834.

NOTE D – MINIMUM CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2013, the Partnership had net capital of $1,402,425 which exceeded its required net capital of $100,000 by $1,302,425. The Partnership's aggregate indebtedness to net capital ratio at December 31, 2013 was .0004 to 1.

NOTE E – OFF BALANCE SHEET RISK

As discussed in Note A, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses incurred to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE F – CONCENTRATIONS

The Partnership has cash equivalents and clearing deposits totaling $1,355,228, or approximately 72% of its total assets, due from or held by its clearing broker/dealer. The cash equivalents of $1,253,279 and $51,949 of the clearing deposits are held in money market funds earning 0.01% at December 31, 2013.

The sole member of the General Partner generates all of the partnership trading revenue.

NOTE G – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2013, through February 21, 2014, the date the financial statements were available to be issued.

There are no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Partnership's financial statements.

SUPPLEMENTARY INFORMATION

TPR Investments, L.P.

Schedule I
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
December 31, 2013

Computation of Net Capital

Total capital qualified for net capital	$	1,884,420
Deductions and/or charges		
Non-allowable assets:		
Investments in contracts		182,805
Property and equipment, net		271,226
Other assets		1,859
Total deductions and/or charges		455,890
Net capital before haircuts on securities positions		1,428,530
Haircut on money market funds		26,105
Net capital	$	1,402,425
Minimum net capital requirement (the greater of $100,000 or 6-2/3% of aggregate indebtedness)		100,000
Net capital in excess of required amount	$	1,302,425
Aggregate indebtedness	$	535
Ratio of aggregate indebtedness to net capital		.0004 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed by TPR Investments, L.P. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Partnership is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
TPR Investments, L.P.

In planning and performing our audit of the financial statements of TPR Investments, L.P. (the Partnership), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 21, 2014